

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 1, 2016

Engchoon Peh
Chief Executive Officer
Road Marshall, Inc.
194 Pandan Loop #05-08
Singapore 128383

Re: **Road Marshall, Inc.**
Amendment No. 2 to Registration Statement on Form S-1
Filed February 19, 2016
File No. 333-208472

Dear Mr. Peh:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosures regarding your shell company status. Please move the separately designated section on page 22 to the prospectus summary and revise your disclosures to fully reflect the implications of shell company status in accordance with comment 1 in our letter dated January 7, 2016. Furthermore, revise your disclosures to state, if true, that you have no assets rather than stating that you have nominal assets.

Certain Relationships and Related Transactions, page 26

2.   Please disclose in this section the additional paid in capital attributed to Mr. Peh, as disclosed in Note 3 to the company's unaudited financial statements. Refer to Item 404(d) of Regulation S-K.

       Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3456 with any questions.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Attorney-Advisor
                                        Office of Information
                                        Technologies and Services

cc: Jeffrey DeNunzio
        V Financial Group, LLC